

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2020

Yimin Wu
Chief Executive Officer
Infobird Co., Ltd
Room 12A05, Block A
Boya International Center, Building 2, No. 1 Courtyard
Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

      Re: Infobird Co., Ltd
          Amendment No. 1 to Draft Registration Statement on Form F-1
          Submitted September 24, 2020
          CIK No. 0001815566

Dear Mr. Wu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated August 31, 2020.

Amendment No. 1 to Draft Registration on Form F-1

Prospectus Summary, page 1

1. We note your response to prior comment 1 regarding the basis for your belief that you are a leading SaaS provider in serving large enterprises in the finance industry in customer engagement. To the extent material, please include this information in the filing.

Corporate History and Structure, page 3

2. Please revise your registration statement to include your responses to prior comments 4 and 5 regarding the corporate restructuring and the ownership before and after of each for the 19 shareholders of Infobird Beijing.

Business, page 57

3. Your response to prior comment 11 indicates that you have 358 customers, consisting of over 10,000 paid users accounts. Please provide more detail regarding your customer base outside of your largest customer China Guangfa Bank. Please clarify the number of paid user accounts outside of China Guagfa Bank and whether your other customers are concentrated in any particular industry, geographic location or size of customer.

4. Please refer to prior comment 12 and advise us whether you substantially dependent on any of your agreements with China Guangfa Bank, and if so, whether you plan on filing such agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-348 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Clayton E. Parker, Esq.